SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

Results of Extraordinary General Meeting General Meeting of Shareholders

On March 28, 2018, MER Telemanagement Solutions Ltd. (the “Company”) held an Extraordinary General Meeting General Meeting of Shareholders (the “Meeting”) at the Company’s offices. At the Meeting, the Company’s shareholders approved the following resolutions:

1.	To elect Mr. Ronen Twito as an outside director (as such term is defined in the Israeli Companies Law) for an initial three-year term and to approve his terms of service; and

2.	To ratify and approve terms of procurement of a directors’ and officers’ liability insurance policy.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated February 21, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

Date: April 01, 2019	By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer